SCHEDULE 13G/A

Reg. 240.13d-102. Information to be included in statements filed pursuant to 240.13d(1)(b) and (c) and amendments thereto filed pursuant to 240.13d-2(b).

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        SCHEDULE 13G/A

               Under the Securities Exchange Act of 1934

                 WILLIAMS INDUSTRIES, INCORPORATED
                       (Name of Issuer)

                         COMMON STOCK
                 (Title of Class of Securities)

                         969493204
                      (CUSIP Number)

1(a)  Names of Reporting Persons I.R.S. Identification Nos.
of above Persons (entities only)

    Frank Everett Williams, Jr.

2)  Check the Appropriate Box if a Member of a Group


    (a)
    (b)  X

3)  SEC Use Only

4)  Citizenship or Place of Organization

    USA

Number of         5)  Sole Voting Power        1,127,234
Shares Bene-      6)  Shared Voting Power
   ficially
Owned by Each     7)  Sole Dispositive Power   1,127,234
Reporting Person  8)  Shared Dipositive Power
With

9)  Aggregate Amount Beneficially Owned by Each Reporting
Person

    1,127,234

10) Check if the Aggregate Amount in Row (9) Excludes
Certain Shares

    166,136

11) Percent of Class Represented by Amount in Row 9

    31.4%

12) Type of Reporting Person

    IN